                                  AMENDMENT
                                   TO THE
                          ARKANSAS BEST CORPORATION
                              STOCK OPTION PLAN


      The Arkansas Best Corporation Stock Option Plan (the "Plan") is hereby amended as follows:

     1. The Plan is hereby amended by replacing the number "2,000,000" with the number "3,000,000" in the first sentence of Section 3.

     2.   The  Plan is hereby amended by replacing the second  sentence  in
Section 5 in its entirety with the following:

           "Beginning with the Company's regular Board of Directors' meeting in January, 1998, and at each regular Board of Directors' January meeting thereafter, each Disinterested Director serving as a Committee member shall automatically be granted nonqualified options to purchase 10,000 shares of the Company's Common Stock. In the event that the Company does not have a regular Board of Directors' meeting in January of any year, then the automatic grant shall be made as of the last trading day of that January. The exercise price per share shall be equal to the closing price of the Common Stock on the date of such automatic grant."

     IN WITNESS WHEREOF, Arkansas Best Corporation, acting by and through its officers hereunto duly authorized, has executed this Amendment to the Plan to be effective on the _ _ _ day of May, 1997.




                              ARKANSAS BEST CORPORATION



                              By:
                                   -------------------------------------
                                   Robert A. Young III
                                   President and Chief Executive Officer